EXHIBIT 11

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in millions, except per-share amounts)

	2008	2007
BASIC EARNINGS PER SHARE

Earnings applicable to common stock	$1,846	$1,212

Basic shares
Weighted average common shares outstanding	878.0	871.1
Treasury stock	(55.4)	(34.3)
Vested, unissued shares	1.0	4.2
Basic shares	823.6	841.0

Basic earnings per share
Income from continuing operations	$2.21	$1.39
Discontinued operations, net	0.03	0.05
Basic earnings per common share	$2.24	$1.44

DILUTED EARNINGS PER SHARE

Earnings applicable to common stock	$1,846	$1,212

Diluted shares
Basic shares	823.6	841.0
Dilutive effect of stock options and unvested restricted shares	4.6	5.5
Diluted shares	828.2	846.5
Diluted earnings per share
Income from continuing operations	$2.20	$1.38
Discontinued operations, net	0.03	0.05
Diluted earnings per common share	$2.23	$1.43